

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2010

Gao Qian
President
China High Technology Acquisition Corp.
c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

> **Re: China High Technology Acquisition Corp.**
> **Amendment No. 1 to Form 10-12G**
> **Filed April 15, 2010**
> **File No. 000-53858**

Dear Mrs. Qian:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director